UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Axtive Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

05462R 20 9

(CUSIP Number)

Joe Kelly, 12 Church Street, Mechanics Bldg., Hamilton, Bermuda HM11, 704-552-8604

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05462R 20 9

1	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) GCA STRATEGIC INVESTMENT FUND LIMITED

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 10,536,728 8 Shared Voting Power 9 Sole Dispositive Power 10,536,728 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,536,728

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13

Percent of Class Represented by Amount in Row (11)

31.6%. THE PERCENTAGE CALCULATION IS BASED UPON 33,302,996 SHARES OF COMMON STOCK OUTSTANDING, BASED ON INFORMATION FROM THE ISSUER AS OF FEBRUARY 26, 2004, WHICH GIVES EFFECT TO THE INITIAL CLOSING OF THE TRANSACTIONS CONTEMPLATED BY THE SUBSCRIPTION AND SECURITIES PURCHASE AGREEMENT, DATED AS OF FEBRUARY 26, 2004, BY AND AMONG THE ISSUER AND CERTAIN OTHER PERSONS AND THE AUTOMATIC CONVERSION OF THE ISSUER’S PREFERRED STOCK. THE NUMBER OF OUTSTANDING SHARES REFLECTS THE ISSUER’S REVERSE STOCK SPLIT, INCLUDING THE ROUNDING UP OF OTHERWISE FRACTIONAL SHARES TO THE NEAREST WHOLE SHARE.

14	Type of Reporting Person* CO

ITEM 1.	SECURITY AND ISSUER

This statement relates to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Axtive Corporation, a Delaware corporation formerly known as Edge Technology Group, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 5001 LBJ Freeway, Suite 275, Dallas, Texas 75244.

This statement effectively amends the Schedule 13D/A, dated May 23, 2003, filed on behalf of the Reporting Company with the Securities and Exchange Commission (the “Commission”) on June 24, 2003.

All Common Stock numbers have been adjusted to reflect the Issuer’s 1-for-10 reverse stock split that was effective on December 23, 2003.

ITEM 2.	IDENTITY AND BACKGROUND

GCA STRATEGIC INVESTMENT FUND LIMITED

This statement is filed by GCA Strategic Investment Fund Limited, a Bermuda corporation (“GCA” or the “Reporting Company”). The address of GCA’s principal business and its principal office is c/o Prime Management Ltd., Mechanics Building, 12 Church Street, Hamilton, Bermuda HM 11. The principal business of GCA is to hold and manage investments in other companies.

DIRECTORS OF GCA

Pursuant to Instruction C to Schedule 13D, the following information is included herein with respect to the following directors of GCA (each, a “Director”):

Name of Director	Business Address of Director	Present Principal Occupation or Employment of Director	Citizenship of Director
Joe Kelly	12 Church Street Mechanics Bldg. Hamilton, Bermuda HM11	Mutual Fund Administrator	Bermuda
Carol Monaghan	12 Church Street Mechanics Bldg. Hamilton, Bermuda HM11	Mutual Fund Administrator	Bermuda
Rod Forrester	Wakefield Quinn, Chancery Hall 52 Reid Street Hamilton, Bermuda HM12	Attorney	Bermuda
Lewis N. Lester	227 King Street Frederiksted, USVI 00840	Investment Advisor	United States
Michael S. Brown	227 King Street Frederiksted, USVI 00840	Attorney	United States
Bradley A. Thompson	227 King Street Frederiksted, USVI 00840	Financial Analyst	United States

During the last 5 years, neither GCA nor any Director has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither GCA nor any Director was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, GCA or any such Director was or is subject to judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

ITEM 3.	PURPOSE OF TRANSACTION

The funds needed to acquire the shares beneficially owned by GCA were derived from its working capital account.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Company acquired beneficial ownership of the Issuer’s securities for the purpose of investment. On May 23, 2003, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among the Issuer, the Reporting Company, and certain other persons (the “Purchase Agreement”), the Reporting Company (i) purchased 250 (plus 750 shares purchased in an earlier transaction) shares (the “Preferred Shares”) of the Issuer’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Stock”), at a price per share of $1,000 and (ii) acquired a warrant to purchase 50,000 shares of Common Stock at a per share exercise price of $2.00 (the “Warrant”).

On December 15, 2003, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of December 15, 2003, by and among the Issuer, the Reporting Company, and certain other persons (the “Notes Purchase Agreement”), the Reporting Company (i) purchased a 12% promissory note in the original principal amount of $668,463 (the “Note”) for a purchase price equal to the principal amount and (ii) acquired a warrant to purchase 3,342,315 shares of Common Stock at a per share exercise price of $1.10, which was fully exercisable upon issuance (the “Notes Warrant”). The notes sold by the Issuer pursuant to the Notes Purchase Agreement were secured by the Issuer’s assets, including the stock of its subsidiaries and other equity investments. The Reporting Company funded its purchase of the Note from its working capital account and from the Issuer’s repayment of principal and accrued and unpaid interest on the Reporting Company’s bridge loans to the Issuer from September-December 2003. The bridge loans were made to the Issuer from the Reporting Company’s working capital account.

On February 26, 2004, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among the Issuer, the Reporting Company, and certain other persons (the “Common Stock Purchase Agreement”), the Reporting Company purchased 8,695,951 shares of Common Stock in consideration of the conversion of the Note and the Notes Warrant. The effective purchase price per share was $0.07687.

Effective with the closing of the Common Stock Purchase Agreement, the holders of more than 75% of the Preferred Stock consented to an automatic conversion of the outstanding shares of Preferred Stock. Accordingly, the Preferred Shares were converted into 1,129,998 shares of Common Stock. The conversion reflects accrued, but unpaid dividends of $153.33 per share with respect to 750 shares of Preferred Stock and $60.00 per share with respect to 250 shares of Preferred Stock. In addition, as a material inducement to the closing of the Common Stock Purchase Agreement, the Reporting Company waived and terminated all rights in and to the Warrant and a warrant to purchase 150,000 shares of Common Stock that the Reporting Company had previously acquired, effective as of February 26, 2004.

The Reporting Company intends to continuously review its investment and the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) the taking of any other action similar to those enumerated above. The Reporting Company also reserves the right to take other actions to influence the management of the Issuer should it deem such actions appropriate. Brad A. Thompson, a director of the Reporting Company, was appointed a director of the Issuer on May 23, 2003 in connection with the acquisition of the Preferred Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Number and Percentage of Securities. The Reporting Company is the beneficial owner of the shares of the Issuer’s Common Stock as set forth on page 2.

(b)	Power to Vote and Dispose. The Reporting Company has sole voting and dispositive power over the shares of the Issuer’s Common Stock as identified in response to Item 5(a) above.

(c)	Transactions Within the Past 60 Days. The Reporting Company has not effected any other transaction in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 23, 2003, pursuant to the Purchase Agreement, the Reporting Company purchased the Preferred Shares, at a price per share of $1,000, and acquired the Warrant. The Reporting Company also entered into a Registration Rights Agreement with the Issuer and the other parties to the Purchase Agreement providing certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock.

On December 15, 2003, pursuant to the Notes Purchase Agreement, the Reporting Person acquired from the Issuer a 12% secured promissory note in the original principal amount of $668,463 and the Notes Warrant.

On February 26, 2004, pursuant to the Common Stock Purchase Agreement, the Reporting Company purchased 8,695,951 shares of Common Stock in consideration of the conversion of the Note and the Notes Warrant. The Reporting Company also entered into a Registration Rights Agreement with the Issuer and the other parties to the Common Stock Purchase Agreement providing certain registration rights with respect to the shares of Common Stock issuable pursuant to the Common Stock Purchase Agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among Axtive Corporation, Demand Aggregation Solutions, LLC, Beachum Investments, LLC, Sandera Partners, L.P., GCA Strategic Investment Fund Limited, Kerry Osborne, and the Reporting Person (incorporated by reference to Exhibit 3 to the Schedule 13D dated May 23, 2003, and filed by G. C. Beachum III with the Commission on June 5, 2003).

2.	Subscription and Securities Purchase Agreement, dated as of December 15, 2003, by and among Axtive Corporation, the Reporting Company, G. C. Beachum III, Jack E. Brown, Paul Morris, U.S. Technology Investors, LLC, and Agincourt, L.P. (incorporated by reference to Exhibit 7 to the Schedule 13D/A dated February 26, 2004, and filed by G. C. Beachum III with the Commission on March 3, 2004).

3.	Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among Axtive Corporation, the Reporting Company, G. C. Beachum III, B/K Venture Capital, LLP, Sandera Partners, L.P., W. Robert Dyer, Jr., Jack E. Brown, Paul Morris, U.S. Technology Investors, LLC, and Agincourt, L.P. (incorporated by reference to Exhibit 8 to the Schedule 13D/A dated February 26, 2004, and filed by G. C. Beachum III with the Commission on March 3, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2004

(Date)

GCA Strategic Investment Fund, Limited

By:	/s/ Lewis N. Lester

Name:	Lewis N. Lester
Title:	Director